Exhibit 4.7

FORM OF LETTER TO NOMINEE HOLDERS

WHOSE CLIENTS ARE BENEFICIAL HOLDERS

EMERALD HOLDING, INC.

24,388,014 Shares of 7% Series A Convertible Participating Preferred Stock

Offered Pursuant to Rights Distributed to Record Stockholders of

Emerald Holding, Inc.

            , 2020

To Securities Dealers, Commercial Banks,

Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by Emerald Holding, Inc. (the “Company”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of 7% Series A Convertible Participating Preferred Stock, with a par value of $0.01 per share (the “Series A Preferred Stock”), distributed to all holders of record (“Record Holders”) of shares of Common Stock, at 5:00 p.m., New York City time, on             , 2020 (the “Record Date”). The Rights are described in the Company’s Prospectus, dated             , 2020 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 24,388,014 shares of Series A Preferred Stock pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m., New York City time, on             , 2020, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, each Record Holder will receive one Right for each share of Common Stock owned of record as of the close of business on the Record Date.

Each Right will allow the holder thereof to subscribe for one share of Series A Preferred Stock (the “Subscription Right”) at the cash price of $5.60 per share (the “Subscription Price”). As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,000 Rights pursuant to your Subscription Right, and you would have the right to purchase 1,000 shares of Series A Preferred Stock in the Rights Offering pursuant to your Subscription Right. See “The Rights Offering—Subscription Rights” in the Prospectus.

The Rights are evidenced by a Rights certificate (a “Subscription Rights Certificate”) registered in your name or the name of your nominee. Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to exercise Rights for each share of Common Stock owned by such beneficial owner as of the Record Date. Rights may not be sold, transferred or assigned; provided, however, that Rights are transferable by operation of law (for example, the transfer of Rights to the estate of a recipient upon the recipient’s death).

We are asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Subscription Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Subscription Rights Certificate be issued.

Please take prompt action to notify any beneficial owners of Common Stock as to the Rights Offering and the procedures and deadlines that must be followed to exercise their Rights.

All commissions, fees, taxes and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent and the Information Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees, taxes or expenses will be paid by the Company, the Subscription Agent, or the Information Agent. Enclosed are copies of the following documents:

1.	Prospectus; and

2.	A form of letter that may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or the name of your nominee, with an attached form of instruction.

Your prompt action is requested. To exercise Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price in full for each share of Series A Preferred Stock subscribed for, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., New York City time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of shares of Series A Preferred Stock being subscribed for by personal check drawn upon a United States bank payable to Computershare Trust Company, N.A., as Subscription Agent. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise the Rights held in your name on behalf of yourself or other beneficial owners. A Rights holder cannot revoke the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent, Georgeson LLC The Information Agent’s toll-free telephone number is (866) 856-6388.

Very truly yours,

EMERALD HOLDING, INC.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF EMERALD HOLDING, INC., THE SUBSCRIPTION AGENT, THE INFORMATION AGENT, OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.